UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal semiannual period ended June 30, 2018

KNIGHTSCOPE, INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10633

Delaware	46-2482575
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1070 Terra Bella Avenue Mountain View, CA (Address of principal executive offices)	94043 (Zip Code)

(650) 924-1025
Registrant’s telephone number, including area code

In this report, the term “Knightscope,” “we,” “us,” or “the Company” refers to Knightscope, Inc.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 1-SA may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases.

These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this report on Form 1-SA. You should read this report on Form 1-SA completely and with the understanding that our actual future results may be significantly different from our expectations.

Any forward-looking statement speaks only as of the date hereof, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances occurring after the date hereof.

1

Item I. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with the (1) unaudited condensed financial statements and the related notes thereto included elsewhere in Item 3 of this report, and (2) the audited financial statements and the related notes thereto and management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2017 included in our 2017 Annual Report on Form 1-K.

Overview

Knightscope, Inc. was founded in Mountain View, California in April 2013 and has since developed the revolutionary autonomous data machines (“ADMs”) with real-time on-site data collection and analysis and a human-machine interface, primarily through funding from both strategic and private investors. Knightscope currently offers three products: (1) the K5 ADM (“K5”) for outdoor usage, (2) the K3 ADM (“K3”) for indoor usage, and (3) the K1 ADM (“K1”) for stationary usage indoors or outdoors. The Company also provides access to the Knightscope Security Operations Center (“KSOC”) to all of its customers, a browser-based interface that allows customers real time data access. The Company works continuously to improve and upgrade the ADMs and KSOC, and their precise specifications may change over time.

The first version of the Company’s flagship K5 ADM was completed in December 2013 and the first version of the K3 ADM was completed in June 2016. The Company began producing the first K1 ADM units during the first quarter of 2018. The initial proof-of-concept for Knightscope’s products and services occurred in May 2015 and we received our first paid order in June 2015. Currently, the Company operates on a machine-as-a-service business model. Since June 2016, we have recognized recurring monthly revenues averaging between $4,200-$8,400 per ADM per month, which includes the ADM rental as well as maintenance, service, support, data transfer, KSOC access, charge pads and unlimited software, firmware and select hardware upgrades. We charge additional fees for decals or other markings on the ADMs as well as cellular costs in certain locations. These specific add-on charges have thus far generated minimal revenues.

Our current primary focus is on the deployment and marketing of our core technologies. We are also working on the development and eventual production of the K7 ADM, which will be built on a four-wheel architecture and have the capability to operate in more rugged terrain. We continue to generate customer orders and our production of machines is expected to continue out of our primary corporate headquarters in Mountain View, California.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations is based upon our accompanying condensed financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates, assumptions and judgments that can have significant impact on the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of assets and liabilities at the date of our financial statements. For the Company, these estimates include, but are not limited to: deriving the useful lives of ADMs, determination of the cost of ADMs, assessing assets for impairment, ability to realize deferred tax assets, the valuation of convertible preferred stock warrants, and the valuation of stock options, and contingencies. Actual results could differ from those estimates. We base our estimates, assumptions and judgments on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. On a regular basis, we evaluate our estimates, assumptions and judgments and make changes accordingly.

The critical accounting estimates associated with our critical accounting policies are described in our 2017 Annual Report on Form 1-K. Except for accounting policies related to the adoption of ASC 606, there have been no material changes to our critical accounting policies and estimates as compared to the critical accounting policies and estimates described in our Annual Form 1-K for the year ended December 31, 2017.

2

Useful Life of the ADMs

Depreciation on the ADMs is recorded using the straight-line method over the expected life of the asset, which ranges from three to four years. The useful life of the ADMs will at times need to be evaluated to assess whether the remaining useful lives continue to be appropriate or require adjustments to reflect changes in the functionalities of the ADMs, the potential effects from the introduction of new versions and upgrades, and technological obsolescence.

Impairment of Long-Lived Assets

We assess the impairment of long-lived assets whenever events or changes in circumstances indicate that their carrying value may not be recoverable from the estimated future cash flows expected to result from their use or eventual disposition. If estimates of future undiscounted net cash flows are insufficient to recover the carrying value of the assets, we will record an impairment loss in the amount by which the carrying value exceeds the fair value. If the assets are determined to be recoverable, but the useful lives are shorter than originally estimated, we will depreciate or amortize the net book value of the assets over the newly determined remaining useful lives of such assets. None of the Company’s ADMs or property and equipment was determined to be impaired as of June 30, 2018 and December 31, 2017. Accordingly, no impairment loss has been recognized in any of the periods presented.

Estimated Fair Value of Convertible Preferred Stock Warrants

Freestanding warrants for shares that are contingently redeemable upon a liquidation event of the Company are classified as a liability on the balance sheet at their estimated fair value. At the end of each reporting period, the change in estimated fair value during the period is recorded in other income (expense), net in the statements of operations. With the assistance of an unrelated third party valuation specialist, we estimated the fair values of these warrants using the backsolve method based on the proximity of the valuation date to the closing of the Series m financing in 2017. We utilized an option pricing model to allocate the enterprise value of the Company to the warrants. We will continue to adjust the carrying value of the warrants until such time as these instruments are exercised, expire or convert into warrants to purchase shares of common stock. At that time, the liabilities will be reclassified to additional paid-in-capital, a component of stockholders’ deficit.

Trend Information

Our primary goal remains meeting client demands for additional orders of our technology and ensuring consistent performance in the field. The Company is focused on scaling its business to meet incoming orders. Increasing demand, along with media coverage in the United States, has driven and continues to drive an increase in orders and client inquiries. Moreover, the addition of two of the three largest private security firms in the United States as channel partners has increased our reach.

Sales trends for six months ended June 30, 2018 showed strong demand across all of Knightscope’s product service lines. The sales pipeline continues to grow and is strong, though similar to many business-to-business transactions, the enterprise sales cycle is extremely lengthy. Although we have executed contracts in less than 30 days, notionally these negotiations can typically range from 6 to 12 months, taking into account the customer’s budget, finance, legal, cyber security, human resources, facilities and other reviews. The sales process for this brand-new technology requires significant streamlining and improvements, and we are taking steps to ensure our sales processes are robust, repeatable, and can enable our products to move through the sales pipeline quicker.

Due to numerous geopolitical events, as well as various high-profile incidents of violence across the United States, we believe that the market for our technologies will continue to grow. In addition, we continue to receive substantial interest from potential clients outside of the United States and view international expansion as an attractive option for future consideration. At the same time, we expect that competing products may appear in the marketplace in the near future, creating pressures on us to improve on our production methods, cost, quality and product features.

3

Results of Operations

The following table sets forth selected condensed statements of operations data. Historical results presented below are not necessarily indicative of the results that may be expected for any future period:

	Six months ended June 30,
	2018	2017

Revenue	$1,255,724	$519,883
Cost of services	3,478,408	1,832,247
Total gross loss	(2,222,684)	(1,312,364)

Operating expenses:
Research & development	1,127,565	724,403
Sales & marketing	1,583,655	2,518,994
General & administrative	1,212,817	507,326
Total operating expenses	3,924,037	3,750,723

Loss from operations	(6,146,721)	(5,063,087)

Other income (expense):
Interest expense, net	(147,715)	(93,008)
Other income, net	-	2,565
Change in fair value of warrant liabilities	529,767	-
Total other income (expense)	382,052	(90,443)

Net loss before income tax	(5,764,669)	(5,153,530)
Income tax expense	-	-
Net loss	$(5,764,669)	$(5,153,530)

Revenue

Revenue increased by $0.7 million from $0.5 million for the six months ended June 30, 2017 to $1.3 million, or by 142% for the six months ended June 30, 2018. The increase in revenue was due primarily to an increase in the number of customers the Company had in 2018 when compared to 2017 and an increase in the number of ADMs in network resulting from new customers as well as existing customers increasing the number of ADMs they employed under contract. As of June 30, 2018, we had 32 customers and 45 machines-in-network. This compares to 21 customers and 19 machines-in-network as of June 30, 2017.

Cost of Services

Cost of services for the six months ended June 30, 2018 was $3.5 million, compared to $1.8 million for the six months ended June 30, 2017, an increase of 90%. The increase in cost of services is primarily related to the increase in the number of machines-in-network. Cost of services consists of routine maintenance, depreciation, third party software licensing costs, deployment related costs, ADM communications costs, data storage costs, facilities allocations, plus direct compensation and benefits. The largest component of our cost of service is the depreciation of our ADMs over their useful lives, followed by salaries and benefits.

4

Gross Loss

The revenue and cost of services described above resulted in a gross loss for the six months ended June 30, 2018 of $2.2 million, compared to $1.3 million for the comparable period in the prior year. As the business scales and becomes more streamlined, management expects the gross loss to decrease. We are focusing our resources on growing the business to be able to generate both a gross profit and overall net income. We are continually evaluating and taking a number of near-term actions to facilitate this result, and expect that as the Company matures, we will obtain expertise, economies of scale and efficiency that should increase revenue and reduce costs over the medium to long-term. For example, we have updated our pricing strategy for 2018 in concert with our channel partners and our client development team, which is expected to increase and enhance our revenue streams. We are also updating our data architecture strategy to minimize connectivity and data usage through cellular carriers, creating new tools for more efficient use of cellular data during the deployment setup phase, changing the option pricing for cellular connectivity and revisiting contracts with our cellular providers. In addition, our ADM materials sourcing, production, assembly and manufacturing is expected to become more efficient and the costs associated with these processes reduced as we grow and are thus able to negotiate better deals with suppliers and avoid low-volume penalties in connection with making these ADMs. We are also focused on controlling general overhead costs, such as expenditures for real estate leases and optimizing team composition and size. As the Company expands, negotiations are underway to increase the real estate footprint as efficiently as possible to contain our fixed costs by continuing to lease Class B and/or Class C office space – with an overall strategy of keeping the team size as lean as possible for maximum efficiency. Additionally, we believe that with the building of new internal tools, the Company will be much more efficient in deployment timing and resources and alleviating the need for a dramatic increase in headcount. Our overall strategy is to keep our fixed costs as low as possible while achieving our overall growth objectives.

Research and Development

	Six months ended June 30,
	2018	2017	$ Change	% Change
Research and development	$1,127,565	$724,403	$403,162	56%
Percentage of total revenue	90%	139%

Research and development expenses increased by $0.4 million, or 56% for the six months ended June 30, 2018 as compared to the respective period of the prior year. The increase is due to the investment in time and resources we made into the ongoing enhancement of the design, functionality, and efficiency of our technology as well as scaling efforts. We expect research and development expenses to continue to increase in absolute dollars as we continue to invest in such developments.

Sales and Marketing

	Six months ended June 30,
	2018	2017	$ Change	% Change
Sales and marketing	$1,583,655	$2,518,994	$(935,339)	(37)%
Percentage of total revenue	126%	485%

Sales and marketing expenses decreased by $0.9 million, or 37% for the six months ended June 30, 2018 as compared to the respective period of the prior year. The decrease was due primarily to a decrease in marketing expenditures relating to the Regulation A Offering which was ongoing for the large majority of fiscal 2017. We expect sales and marketing expenses to generally increase in absolute dollars as we continue to expand our market presence.

General and Administrative

	Six months ended June 30,
	2018	2017	$ Change	% Change
General and administrative	$1,212,817	$507,326	$705,491	139%
Percentage of total revenue	97%	98%

5

General and administrative expenses increased by $0.7 million, or 139% for the six months ended June 30, 2018 as compared to the respective period of the prior year. The increase was primarily driven by additional accounting and audit fees that we incurred to ensure accurate financial reporting. We anticipate that our general and administrative expenses will continue to increase as we continue to grow, expand, and invest in our management team and the ongoing implementation of internal controls over financial reporting and general corporate and legal compliance.

Other Income/(Expense), Net

	Six months ended June 30,
	2018	2017	$ Change	% Change
Interest expense, net	$(147,715)	$(93,008)	$(54,707)	59%
Other income, net	-	2,565	(2,565)
Change in fair value of warrant liabilities	529,767	-	529,517
Total other income (expense)	$382,052	$(90,443)	$472,495	522%

Total other income (expense) increased by $0.5 million, or 522% for the six months ended June 30, 2018 as compared to the respective period of the prior year. The increase is primarily due to the interest income recorded from revaluation of warrants accounted for as marked-to-market.

Liquidity and Capital Resources

As of June 30, 2018, and December 31, 2017, we had $6.8 million and $11.6 million, respectively, of cash and cash equivalents. As of June 30, 2018, the Company also had an accumulated deficit of approximately $29.3 million, working capital of $6.3 million and stockholders’ deficit of $27.4 million. We have financed our operations through a combination of debt financing and ongoing equity investment, including the Regulation A Offering and ongoing private placements of Series m-3 and Series m-2 Preferred Stock. Between existing cash as of June 30, 2018 and net expected proceeds from the private placements of Series m-3, Series m-2 and Series S Preferred Stock, we believe that we have sufficient cash and cash equivalents to fund our operations for the look forward period of 12 months from the date of issuance of the June 30, 2018 condensed financial statements which appear in this report. However, there can be no assurance that the Company will be successful in acquiring additional funding at levels sufficient to fund its future operations beyond this period. If the Company is unable to raise additional capital in sufficient amounts or on terms acceptable to it, the Company may have to significantly reduce its operations, delay, scale back or discontinue the development of one or more of its platforms or discontinue operations completely.

Cash Flow

The table below, for the periods indicated, provides selected cash flow information:

	Six months ended June 30,
	2018	2017
Net cash used in operating activities	$(5,988,890)	$(4,897,032)
Net cash used in investing activities	(633,066)	(367,300)
Net cash provided by financing activities	1,895,712	5,205,387
Net decrease in cash and cash equivalents	$(4,726,244)	$(58,945)

Net Cash Used in Operating Activities

Cash provided by operating activities is influenced by the amount of cash we invest in personnel, marketing, and infrastructure to support the anticipated growth of our business, the number of customers leasing our ADMs, the amount and timing of accounts receivable collections, as well as the amount and timing of disbursements to our vendors.

Net cash used in operating activities was approximately $6.0 million for the six months ended June 30, 2018. Net cash used in operating activities resulted from net loss of $5.2 million adjusted for non-cash items of $0.3 million, primarily consisting of $0.4 million of depreciation and amortization and offset by changes in working capital.

Net cash used in operating activities for the six months ended June 30, 2018 increased by $1.1 million as compared to the respective period of the prior year. The increase was primarily as a result of an increase in net loss of $0.6 million, a change in fair value of issued warrants of $0.5 million, changes in working capital of $0.5 million partially offset by an increase in depreciation and amortization of $0.2 million and stock-based compensation expenses of $0.2 million.

6

Net Cash Used in Investing Activities

Our primarily investing activities have consisted of capital expenditures and investment in ADMs. As our business grows, we expect our capital expenditures to continue to increase.

Net cash used in investing activities for the six months ended June 30, 2018 was approximately $0.6 million compared to $0.4 million in the respective period last year, or $0.2 million higher. The increase can be attributed primarily to increased cost of ADMs to meet increased production demands.

Net Cash Provided by Financing Activities

Our financing activities have consisted primarily of raising proceeds through issuing stock, net of repayment of debt.

Net cash provided by financing activities was approximately $1.9 million for the six months ended June 30, 2018, primarily driven by $2.4 million in proceeds from issuance of stock and $0.4 million in proceeds from issuance of loan payable that was partially offset by loan repayment of $0.9 million.

Net cash provided by financing activities for the six months ended June 30, 2018 decreased by $3.3 million as compared to the respective period of the prior year primarily due to lower proceeds realized from the issuance of stock.

Issuance of Series m, m-2 and m-3 Preferred Stock; Conversion of Certain Series m Preferred Stock into Series m-2 Preferred Stock and Related Warrants

On January 10, 2017, the Company commenced an offering of up to $20 million of its Series m Preferred Stock pursuant to Regulation A of the Securities Act of 1933, as amended (the “Securities Act”), to raise additional capital for operations (the “Regulation A Offering”). We offered to sell up to 6,666,666 shares of Series m Preferred Stock, convertible into shares of Class A Common Stock, at a price of $3.00 per share. We concluded all sales of stock pursuant to the Regulation A Offering in the fourth quarter of 2017. The net proceeds of the sales of our Series m Preferred Stock through the Regulation A Offering as well as through private placement transactions conducted around the same period, after deduction of total offering expenses and commissions, was $18,172,665. Following the termination of the Regulation A Offering, the Company raised additional funds in private placements pursuant to Regulation D under the Securities Act (“Regulation D”) through the issuance of its Series m-3 Preferred Stock and warrants to purchase Series m-3 Preferred Stock, which generated net proceeds of $1,438,402 or $3.50 per share during the six month period ended June 30, 2018. In January and February 2018, the Company converted 1,327,423 shares of Series m Preferred Stock into shares of Series m-2 Preferred Stock at a 1:1 conversion ratio. The Company sold shares of its Series m-2 Preferred Stock for $3.00 per share in a private placement pursuant to Regulation D during the six months period ended June 30, 2018 for net proceeds of $999,999 after deduction of total offering expenses.

On July 11, 2018, the Company commenced an offering of up to $50 million of its Series S Preferred Stock pursuant to Regulation D, to raise additional capital for operations. We are offering to sell up to 6,250,000 shares of Series S Preferred Stock, which are convertible into shares of Class A Common Stock, at a price of $8.00 per share.

The proceeds of the Regulation A Offering and private placements of Series m-3, Series m-2 and Series S Preferred Stock have been and will be used to expand our sales nationwide, to further develop our current technology, and to develop a four-wheel version of our ADM technology, the “K7”, which is intended to operate in a wider range of challenging terrains.

In connection with the placement of the Series m-3 Preferred Stock during the six months ended June 30, 2018, the Company issued to the purchasers warrants to purchase an aggregate of 410,972 shares of Series m-3 Preferred Stock. The warrants have an exercise price of $4.00 per share and expire on the earlier of two years from the date of the warrant, a change of control of the Company, or the initial public offering of the Company.

7

In connection with the term loan received in May 2018, the Company issued warrants to purchase an aggregate of 77,413 shares of Common Class Common B Stock. The warrants have an exercise price of $1.26 per share and expire on the earlier of ten years from the date of the warrant, a change of control of the Company, or the initial public offering of the Company.

Credit Facilities

In November 2016, the Company entered into a Loan and Security Agreement with Structural Capital Investments II, LP providing for a term loan in the principal amount of $1,100,000. The loan facility had an interest rate of prime +8.5% and was scheduled to mature 3 years after closing. It was secured by all of the Company’s assets other than its intellectual property. We used proceeds of the term loan to finance the production of our ADMs in order to meet client order demands. The loan was fully repaid in May 2018.

Additionally, in November 2016, the Company granted each of Structural Capital Investments II, LP and Structural Capital Investments II-C, LP a warrant to purchase an aggregate of 53,918 Series B Preferred Stock shares. The warrants have an exercise price of $2.0401 per share and expire upon the later of November 7, 2026 or two years following the Company’s initial public offering.

In May 2018, the Company entered into a Loan and Security Agreement with Silicon Valley Bank, which allowed for individual term loans to be drawn in amounts totaling up to $3,500,000 (the “SVB Loan Facility”). The Company may draw funds under the SVB Loan Facility until the earlier of January 10, 2019 or an Event of Default (as defined in the SVB Loan Facility). Each individual term loan called for 18 equal monthly payments of principal plus accrued interest which would fully amortize the term loan. Outstanding borrowings under the term loan agreement bear interest at a floating rate of 1.75% above the Prime Rate (as defined in the SVB Loan Facility). Only one individual term loan in the amount of $425,000 was drawn by the Company in May 2018. The individual term loan will mature in October 2019 and as of June 30, 2018 $400,000 in principal remained outstanding on the loan. The SVB Loan Facility will mature on July 1, 2020. It is secured by all of the Company’s assets other than its intellectual property. We will use the funds drawn and the principal available under the SVB Loan Facility to finance the production of our ADMs in order to meet client order demands.

The SVB Loan Facility contains representations, warranties and covenants customary to similar credit facilities. To date, we have complied with this and all other affirmative and negative covenants in the SVB Loan Facility. In connection with the SVB Loan Facility, the Company granted Silicon Valley Bank a warrant to purchase up to 77,413 shares of the Company’s Class B Common Stock at an exercise price of $1.26 per share, which expires on May 23, 2028 and is subject to automatic conversion if the fair value of the Company’s stock exceeds the exercise price as of the expiration date.

Item 2. Other Information.

None.

8

Item 3. Financial Statements

KNIGHTSCOPE, INC.

CONDENSED BALANCE SHEETS

	June 30, 2018 (Unaudited)	December 31, 2017 (Audited)
ASSETS
Current assets:
Cash and cash equivalents	$6,837,614	$11,563,858
Accounts receivables	227,199	345,304
Other receivables	8,060	4,335
Prepaid expenses and other current assets	385,901	411,657
Deferred offering costs and other non-current assets	18,335	19,297
Total current assets	7,477,109	12,344,451

Non-current assets:
Autonomous data machines, net	3,019,502	3,091,108
Property and equipment, net	133,426	140,437
Other assets	289,650	294,650
Total non-current assets	3,442,578	3,526,195

Total assets	$10,919,687	$15,870,646

LIABILITIES, PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued expenses	$409,487	$751,540
Accrued payroll and related expenses	42,708	341,146
Deferred revenue	390,654	539,176
Debt obligations	238,010	396,448
Other current liabilities	115,724	113,095
Total current liabilities	1,196,583	2,141,405

Non-current liabilities:
Debt obligations	81,060	403,289
Preferred stock warrant liability	925,592	1,280,718
Other noncurrent liabilities	31,800	31,800
Deferred rent	-	17,523
Total non-current liabilities	1,038,452	1,733,330

Total liabilities	2,235,035	3,874,735

Commitments and contingencies (Note 9)

Preferred Stock, $0.001 par value; 25,794,930 shares authorized as of June 30, 2018 and December 31, 2017, respectively, 22,039,112 and 21,294,807 shares issued and outstanding at June 30, 2018 and December 31, 2017, respectively; aggregate liquidation preference of $43,548,738 and $41,110,337 as of June 30, 2018 and December 31, 2017, respectively	36,129,340	33,904,613

Stockholders' deficit:
Class A common stock, $0.001 par, 80,000,000 shares authorized, 0 shares issued and outstanding as of June 30, 2018 and December 31, 2017	-	-
Class B common stock, $0.001 par, 30,000,000 shares authorized, 10,179,000 shares issued and outstanding as of June 30, 2018 and December 31, 2017	10,179	10,179
Additional paid-in capital	1,870,594	1,641,911
Accumulated deficit	(29,325,461)	(23,560,792)
Total stockholders' deficit	(27,444,688)	(21,908,702)
Total liabilities, preferred stock and stockholders’ deficit	$10,919,687	$15,870,646

See accompanying notes to condensed financial statements.

9

KNIGHTSCOPE, INC.

CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

	Six months ended June 30,
	2018	2017

Revenue	$1,255,724	$519,883
Cost of services	3,478,408	1,832,247
Total gross loss	(2,222,684)	(1,312,364)

Operating expenses:
Research & development	1,127,565	724,403
Sales & marketing	1,583,655	2,518,994
General & administrative	1,212,817	507,326
Total operating expenses	3,924,037	3,750,723

Loss from operations	(6,146,721)	(5,063,087)

Other income (expense):
Interest expense, net	(147,715)	(93,008)
Other income, net	-	2,565
Change in fair value of warrant liabilities	529,767	-
Total other income (expense)	382,052	(90,443)

Net loss before income tax	(5,764,669)	(5,153,530)
Income tax expense	-	-
Net loss	$(5,764,669)	$(5,153,530)

Basic and diluted net loss per common share	$(0.57)	$(0.51)
Weighted average shares used to compute basic and diluted net loss per share	10,179,000	10,179,000

In the opinion of management, all adjustments considered necessary in order to make the interim financial statements not misleading have been included.

See accompanying notes to condensed financial statements.

10

 KNIGHTSCOPE, INC.

CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six months ended June 30,
	2018	2017
Cash Flows From Operating Activities
Net loss	$(5,764,669)	$(5,153,530)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	637,468	421,500
Stock compensation expense	149,038	-
Change in warrants fair value	(529,767)	-
Amortization of debt discount	49,481	-
Amortization of loan fees	53,153	-
Loss from damage of autonomous data machines	74,215	-
Changes in operating assets and liabilities:
Accounts receivable	118,105	(267,485)
Other receivable	(3,725)	-
Prepaid expenses and other current assets	26,718	240,451
Other assets	5,000	-
Accounts payable and accrued expenses	(342,053)	(562,485)
Accrued payroll and related expenses	(298,438)	-
Deferred revenue	(148,522)	272,553
Other current and noncurrent liabilities	2,629	-
Deferred rent	(17,523)	16,669
Net cash used in operating activities	(5,988,890)	(4,897,032)

Cash Flows From Investing Activities
Autonomous data machines	(600,191)	(367,300)
Purchase of property and equipment	(32,875)	-
Net cash used in investing activities	(633,066)	(367,300)

Cash Flows From Financing Activities
Proceeds from issuance of Series m Preferred Stock offering	-	5,255,300
Proceeds from issuance of Series m-3 Preferred Stock offering	1,438,402	-
Payment of issuance costs in Series m Preferred Stock offering	(39,033)	-
Repayments of financing obligations	(8,047)	(7,766)
Proceeds from issuance of Series m-2 Preferred Stock offering	999,999	-
Principal repayments on loan payable	(899,041)	(38,727)
Capital lease payment	-	(3,420)
Proceeds from issuance of loan payable, net of issuance costs	403,432	-
Net cash provided by financing activities	1,895,712	5,205,387

Net change in cash and cash equivalents	(4,726,244)	(58,945)
Cash and cash equivalents at beginning of year	11,563,858	2,747,646
Cash and cash equivalents at end of year	$6,837,614	$2,688,701

Supplemental Disclosure of Cash Flow Information
Cash paid for interest during the year	$45,335	$69,223
Cash paid for income taxes	$-	$-

Supplemental Disclosure of Non-Cash Financing Activities
Issuance of warrant for Common Stock	$79,645	$-
Issuance of warrants for Preferred Stock	$174,641	$-
Series m conversion for Series m-2 stock	$3,982,269	$-

See accompanying notes to condensed financial statements.

11

KNIGHTSCOPE, INC.

STATEMENTS OF PREFERRED STOCK AND CHANGES IN STOCKHOLDERS’ DEFICIT

(UNAUDITED)

	Series m Preferred Stock		Series m-2 Preferred Stock		Series m-3 Preferred Stock		Series A Preferred Stock		Series B Preferred Stock		Class A Common Stock		Class B Common Stock
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficit

Balance at December 31, 2017	6,666,638	$17,887,017	-	$-	1,038,571	$2,710,761	8,936,015	$3,865,155	4,653,583	$9,441,770	-	-	10,179,000	$10,179	$1,641,911	$(23,560,792)	$(21,908,702)

Stock based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	149,038	-	149,038
Issuance of Series m-2 Preferred stock	-	-	333,333	999,999	-	-	-	-	-	-	-	-	-	-	-	-	-
Series m conversion for series m-2 stock	(1,327,423)	(3,982,269)	1,327,423	3,982,269	-	-	-	-	-	-	-	-	-	-	-	-	-
Offering costs	-	(39,033)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of Series m-3 Preferred stock	-	-	-	-	410,972	1,438,402	-	-	-	-	-	-	-	-	-	-	-
Issuance cost related to Series m-3 Preferred Stock warrant	-	-	-	-	-	(174,641)	-	-	-	-	-	-	-	-	-	-	-
Issuance of Class B common Stock warrant	-	-	-	-	-	-	-	-	-	-	-	-	-	-	79,645	-	79,645
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(5,764,669)	(5,764,669)
Balance at June 30, 2018	5,339,215	$13,865,715	1,660,756	$4,982,268	1,449,543	$3,974,432	8,936,015	$3,865,155	4,653,583	$9,441,770	-	-	10,179,000	$10,179	$1,870,594	$(29,325,461)	$(27,444,688)

 See accompanying notes to financial statements.

12

NOTES TO CONDENSED FINANCIAL STATEMENTS (Unaudited)

NOTE 1: The Company and Summary of Significant Accounting Policies

Description of business

Knightscope, Inc. (the “Company”), was incorporated on April 4, 2013 under the laws of the State of Delaware.

The Company designs, develops, builds, deploys, and supports advanced physical security technologies. The Knightscope solution to reducing crime combines the physical presence of our proprietary autonomous data machines (“ADMs”) with real-time on-site data collection and analysis and a human-machine interface. Two of our ADMs, the outdoor “K5” and the indoor “K3”, autonomously patrol client sites without the need for remote control to provide a visible, force multiplying, physical security presence to help protect assets, monitor changes in the environment and deter crime. They gather real-time data using a large array of sensors. The data is accessible through the Knightscope Security Operations Center (“KSOC”), an intuitive, browser-based interface that enables security professionals to review events generated from “really smart mobile eyes and ears” to do their jobs more effectively.

Basis of Presentation and Liquidity

These unaudited condensed financial statements and accompanying notes have been prepared in accordance with United States generally accepted accounting principles (“GAAP”), pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information and note disclosures have been condensed or omitted pursuant to such rules and regulations. The accompanying Condensed Balance Sheet as of December 31, 2017 is derived from audited financial statements as of that date but does not include all of the information and footnotes required by GAAP for complete statements. The unaudited condensed financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for a fair statement of the period presented. The results of operations for the six months ended June 30, 2018 are not necessarily indicative of the results to the expected for the year ending December 31, 2018 or for other semiannual periods or for future years. These condensed financial statements should be read in conjunction with the Company’s audited financial statements and accompanying notes for the year ended December 31, 2017 included in the Company’s Annual Report on Form 1-K filed with the SEC. The Company’s significant accounting policies are described in Note 1 to those audited financial statements.

Since its inception, the Company has incurred significant operating losses and negative cash flows from operations which is principally the result of significant research and development activities related to the development and continued improvement of the Company’s ADMs (hardware and software).

Cash and cash equivalents on hand was $6.8 million at June 30, 2018, compared to $11.6 million at December 31, 2017. At June 30, 2018, the Company also had an accumulated deficit of approximately $29.3 million, working capital of $6.3 million and stockholders’ deficit of $27.4 million. The Company’s projected cash flows are subject to various risks and uncertainties, and the unavailability or inadequacy of financing to meet future capital needs could force it to modify, curtail, delay, or suspend some or all aspects of its planned operations. Sales of additional equity securities by the Company could result in the dilution of the interests of existing stockholders. The Company will require significant additional financing and is pursuing opportunities to obtain additional financing in the future through private equity and/or debt financings. However, there can be no assurance that financing will be available when required in sufficient amounts, on acceptable terms or at all.

Comprehensive Loss

Net loss was equal to comprehensive loss for the six months period ended June 30, 2018 and 2017.

13

NOTE 1: The Company and Summary of Significant Accounting Policies (Cont.)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and corresponding amounts of expenses during the reporting period. Actual results could differ from those estimates and such differences may be material to the financial statements.

Accounting Pronouncements Adopted in 2018

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers: Topic 606 (“ASC 606”) to supersede nearly all existing revenue recognition guidance under GAAP. The standard contains a comprehensive new revenue recognition model that requires revenue to be recognized in a manner to depict the transfer of services or products to a customer at an amount that reflects the consideration expected to be received in exchange for those services or products. The FASB has issued several amendments to the standard, including clarifications on disclosure of prior-period and remaining performance obligations. The Company adopted ASC 606 effective January 1, 2018 using the modified retrospective (cumulative effect) transition method. Refer to Note 2 “Revenue and Deferred Revenue” for more information.

In March 2016, the FASB issued ASU 2016-09, Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, to simplify the accounting for the income tax effects from share-based compensation, the accounting for forfeitures and the accounting for statutory income tax withholding, among others. The ASU requires all income tax effects from share-based compensation to be recognized in the statement of operations when the awards vest or are settled, the ASU permits accounting for forfeitures as they occur, and the ASU permits a higher level of statutory income tax withholding without triggering liability accounting. The Company adopted this standard in 2017, and it did not have a material impact on the Company’s financial statements.

In November 2016, the FASB issued ASU 2016-08, Statement of Cash Flows: Restricted Cash, which requires entities to present the aggregate changes in cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. As a result, the statement of cash flows will be required to present restricted cash and restricted cash equivalents as part of the beginning and ending balances of cash and cash equivalents. The ASU is effective for interim and reporting periods beginning after December 31, 2017. Adoption of the ASU is retrospective. The Company adopted the ASU on January 1, 2018, and it did not have a material impact on its financial statements.

Recent Accounting Pronouncements Not Yet Effective

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires that lessees recognize a right-of-use asset and a lease liability on the balance sheet for all leases, with the exception of short-term leases. Both capital and operating leases will need to be recognized on the balance sheet. The standard is effective for interim and annual reporting periods beginning after December 15, 2018, with early adoption permitted. The standard must be adopted using a modified retrospective approach for all leases that existed or are entered into after the beginning of the earliest comparative period in the financial statements. The Company will adopt the standard in the first quarter of 2019. The Company is currently evaluating the impact that the standard will have on its financial statements and related disclosures.

In February 2018, the FASB issues ASU 2018-03, Technical Corrections and Improvements to Financial Statements – Overall (Sub Topic 825-10) – Recognition and Measurement of Financial Assets and Financial Liabilities, which makes minor changes to ASU 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Liabilities, issued by the FASB in January 2016. The amendment is applicable for all public business entities, but those with fiscal years beginning between December 15, 2017 and June 15, 2018, are not required to adopt these amendments until the interim period beginning after June 15, 2018. The adoption of this amendment is not expected to have a material impact on the Company’s financial statements or disclosures.

14

NOTE 1: The Company and Summary of Significant Accounting Policies (Cont.)

In June 2018, the FASB issued ASU 2018-07, Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which expands the scope of Topic 718 to include and simplify financial reporting for share-based payments issued to nonemployees. This amendment is applicable to all public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted. The adoption of this amendment is not expected to have a material impact on the Company’s financial statements or disclosures.

ADMs

ADMs consist of materials, ADMs in progress and finished ADMs. ADMs in progress and finished ADMs include materials, labor and other direct and indirect costs used in their production. Finished ADMs are valued using a discrete bill of materials, which includes an allocation of labor and direct overhead based on assembly hours. Depreciation expense on ADMs is recorded using the straight-line method over their estimated expected lives, which currently ranges from 3 to 4 years. Depreciation expense of finished ADMs included in research and development expense amounted to $56,245 and $12,975, depreciation expense of finished ADMs included in sales and marketing expense amounted to $36,770 and $18,566, and depreciation expense included in cost of services amounted to $506,663 and $352,566 for the six months ended June 30, 2018 and 2017, respectively.

ADMs, net, consisted of the following:

	June 30, 2018	December 31, 2017
Raw materials	$494,556	$632,863
ADMs in progress	241,141	175,027
Finished ADMs	4,197,640	3,672,105
	4,933,337	4,479,995
Accumulated depreciation on Finished ADMs	(1,913,835)	(1,388,887)

ADMs, net	$3,019,502	$3,091,108

The components of the Finished ADMs, net at June 30, 2018 are as follows:

ADMs on lease with customers	$3,420,830
Demonstration ADMs	205,615
Research and development ADMs	402,814

Charge boxes	168,381
4,197,640
Less: accumulated depreciation	(1,913,835)
Finished ADMs, net	$2,283,805

Share-Based Compensation

Share-based compensation expense resulting from options is measured at the grant date fair value of the award and is recognized using the straight-line attribution method over the vesting period. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company estimates the fair value of stock options using the Black-Scholes-Merton option pricing model. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards. Compensation expense is recognized net of actual forfeiture activity.

15

NOTE 2: Revenue and Deferred Revenue

Revenue Recognition

The Company’s revenues consist of revenue from fees from rentals of proprietary ADMs along with access to the browser-based interface KSOC through contracts that typically have 12-month terms and automatically renew for additional 12-month terms thereafter. These arrangements adhere to lease accounting guidance and are classified as leases for revenue recognition purposes and evaluated for classification as an operating or sales-type lease. Currently, all customer arrangements qualify as operating leases and revenue is recognized ratably over the contract life once persuasive evidence of an arrangement exists, the customer has possession of the ADM(s) and the services have commenced, the pricing is fixed or determinable and collection is reasonably assured. The Company typically bills for the use of its ADMs on a monthly basis. The costs of the ADMs are depreciated to cost of services over the estimated useful lives of the ADMs, which the Company has estimated at three to four years.

Shipping and Handling Costs

The Company classifies certain shipping and handling costs as cost of services in the accompanying statements of operations. The amounts classified as cost of services represent shipping and handling costs associated with the deployment or returns of the ADMs directly to or from customers. Management believes that the classification of these shipping and handling costs as cost of services better reflects the cost of producing the ADMs and selling its services. Shipping and handling costs associated with the transportation of demonstration units shipped to sales personnel and customers are recorded as sales and marketing expenses.

NOTE 3: Fair Value Measurement

The Company determines the fair market values of its financial instruments based on the fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The following are three levels of inputs that may be used to measure fair value:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities. The Company considers a market to be active when transactions for the asset occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

•	Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The valuation of Level 3 investments requires the use of significant management judgments or estimation.

In certain cases where there is limited activity or less transparency around inputs to valuation, securities are classified as Level 3. Level 3 liabilities that are measured at fair value on a recurring basis consist of the convertible preferred stock warrant liabilities. The inputs used in estimating the fair value of the warrant liabilities are described in Note 6, Capital Stock and Warrants.

16

NOTE 3: Fair Value Measurement (Cont.)

The following tables summarize, for each category of assets or liabilities carried at fair value, the respective fair value as of June 30, 2018 and December 31, 2017 and the classification by level of input within the fair value hierarchy:

	Total	Level 1	Level 2	Level 3
June 30, 2018
Assets
Cash equivalents:
Money market funds	$3,022,026	$3,022,026	$-	$-
Liabilities
Warrant liability – Series B Preferred Stock	$86,822	$-	$-	$86,822
Warrant liability – Series m-1 Preferred Stock	$262,391	$-	$-	$262,391
Warrant liability – Series m-3 Preferred Stock	$576,389	$-	$-	$576,389

	Total	Level 1	Level 2	Level 3
December 31, 2017
Assets
Cash equivalents:
Money market funds	$6,829,813	$6,829,813	$-	$-
Liabilities
Warrant liability – Series B Preferred Stock	$70,742	$-	$-	$70,742
Warrant liability – Series m-1 Preferred Stock	$285,648	$-	$-	$285,648
Warrant liability – Series m-3 Preferred Stock	$924,328	$-	$-	$924,328

During the six months period ended June 30, 2018 and 2017, there were no transfers between Level 1, Level 2, or Level 3 assets or liabilities reported at fair value on a recurring basis and the valuation techniques used did not change compared to the Company’s established practice.

The following table sets forth a summary of the changes in the fair value of Company’s Level 3 financial liabilities during the six month period ended June 30, 2018, which were measured at fair value on a recurring basis:

Warrant Liability

Balance at December 31, 2017	$1,280,718
Initial fair value of Series m-3 Preferred Stock warrants	174,641
Loss on revaluation of Series B, m-1 and m-3 Preferred Stock warrants	(529,767)
Balance at June 30, 2018	$925,592

NOTE 4:  Debt Obligations

Financing and Capital Lease Obligations

In August 2014, the Company entered into a financing agreement for the purchase of a vehicle. Monthly payments of principal and accrued interest were due throughout the term of the agreement, which matured in July 2017. The outstanding principal and interest amount of $4,003 was repaid in full in 2017.

In April 2016, the Company entered into a financing agreement for the purchase of another vehicle. Monthly payments of principal plus accrued interest are due through the term of the agreement, ending March 2019. The outstanding balance on the financing agreement bears interest of 3.54%. As of June 30, 2018, and December 31, 2017, respectively, $12,342 and $20,388 of principal remained outstanding on the financing agreement. Interest expense on the financing agreement during the six months period ended June 30, 2018 and 2017 was $302 and $581, respectively.

17

NOTE 4:  Debt Obligations (Cont.)

Loan Payable and Security Agreement

In November 2016, the Company entered into a loan and security agreement (the “Loan Agreement”) for $1,100,000 available to be used for general working capital purposes. The Loan Agreement is collateralized by all assets of the Company. Monthly payments of interest only are due in advance for the first six months, then principal and interest payments of $42,714 are due monthly for thirty months until maturity. The maturity date of each advance under the Loan Agreement is the date that is 36 months following the date the advance is made. Once repaid, the principal amount of the advance may not be re-borrowed. Outstanding borrowings under the Loan Agreement bear interest at 8.5% above the prime rate per annum (13.00% at December 31, 2017). Interest expense on the Loan Agreement during the six months periods ended June 30, 2018 and 2017 was $44,246 and $77,407, respectively. The loan was fully repaid in May 2018.

Term Loan Agreement

In May 2018, the Company entered into a term loan agreement which allowed for individual term loans to be drawn in amounts totaling up to $3,500,000 until January 10, 2019. Each individual term loan called for 18 equal monthly payments of principal plus accrued interest which would fully amortize the term loan. Outstanding borrowings under the term loan agreement bear interest at 1.75% above the prime rate per annum. Only one individual term loan in the amount of $425,000 drawn by the Company in May 2018. The individual term loan will mature in October 2019 and as of June 30, 2018 $400,000 in principal remained outstanding on the loan. Interest expense on the individual term loan during the six months period ended June 30, 2018 was $2,828.

The Loan Agreement contains representations, warranties and covenants customary to similar credit facilities. To date, the Company has been compliant with this and all other affirmative and negative covenants in the term loan agreement. A warrant for 77,413 shares of Common B Stock was also issued to the lender in conjunction with this Loan Agreement and was recorded within Loan Payable as a debt issuance cost and is being amortized to interest expense using the effective interest method over the term of the loan (see Note 6, Capital Stock and Warrants).

The amortized carrying amount of our debt consists of the following:

	June 30, 2018	December 31, 2017
Loan due 2019, net of loan fees and discount	$306,728	$779,349
Capital lease obligation	12,342	20,388
Total debt	319,070	799,737
Less: current portion	(238,010)	(396,448)
Long-term debt	$81,060	$403,289

The following table presents the scheduled principal payments by fiscal year of all the Company’s outstanding financing arrangements as of June 30, 2018:

Debt Obligations
2018	$150,000
2019	250,000
$400,000

NOTE 5. Share-Based Compensation

Equity Incentive Plans

In April 2014, the Board of Directors adopted the 2014 Equity Incentive Plan (the “2014 Plan”) allowing for the issuance of up to 2,000,000 shares of common stock through grants of options, stock appreciation rights, restricted stock or restricted stock units. In December 2016, the 2014 Plan was terminated, and the Company’s Board of Directors adopted a new equity incentive plan defined as the 2016 Equity Incentive Plan (the “2016 Plan”) in which the remaining 1,936,014 shares available for issuance under the 2014 Plan at that time were transferred to the Company’s 2016 Plan. Awards outstanding under the 2014 Plan at the time of the 2014 Plan’s termination will continue to be governed by their existing terms. The shares underlying any awards that are forfeited, canceled, repurchased or are otherwise terminated by the Company under the 2014 Plan will be added back to the shares of common stock available for issuance under the Company’s 2016 Plan. The 2016 Plan provides for the granting of stock awards such as incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock or restricted stock units to employees, directors and outside consultants as determined by the Board of Directors. Upon the termination of the 2014 Plan, all shares granted revert to the 2016 Plan. As of June 30, 2018, 5,330,514 shares were available for future grants under the 2016 Plan.

18

NOTE 5. Share-Based Compensation (Cont.)

Stock option activity under all of the Company’s equity incentive plans as of June 30, 2018 is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value

Outstanding at December 31, 2017	2,340,883	$0.378	6.88
Granted	1,475,500	1.260
Forfeited	(117,083)	0.650
Outstanding at June 30, 2018	3,699,300	$0.720	6.77	$2,001,093

Vested and exercisable at June 30, 2018	1,885,215	$0.330	4.16

The weighted average grant date fair value of options granted during the six months period ended June 30, 2018 was $0.62 per share. There were no option exercises during the six months period ended June 30, 2018. The fair value of the shares subject to stock options that was $43,564 for the six-months period ended June 30, 2018. As of June 30, 2018, the Company had unamortized stock-based compensation expense of $768,303 that will be recognized over the average remaining vesting term of options of 3 years.

The assumptions utilized for option grants during the six months ended June 30, 2018 and 2017 are as follows:

	June 30, 2018	June 30, 2017

Risk-free interest rate	2.85%	-%
Expected dividend yield	-%	-%
Expected volatility	48.12%	-%
Expected term (in years)	6	-

A summary of stock-based compensation expense recognized in the Company’s condensed statements of operations is as follows:

	Six months ended June 30,
	2018	2017

Cost of services	$88,220	$-
Research and development	40,214	-
Sales and marketing	10,237	-
General and administrative	10,457	13,380
Total	$149,038	$13,380

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NOTE 6: Capital stock and warrants

In December 2017, the Company amended and restated its Certificate of Incorporation. As of December 31, 2017, the Company was authorized to issue three classes of $0.001 par value stock consisting of Class A common stock (“Class A Common Stock”), Class B common stock (“Class B Common Stock”) and Preferred Stock totaling 135,794,930 shares. The total number of shares the Company has the authority to issue under each class consists of common stock designated as 80,000,000 shares of Class A Common Stock and 30,000,000 shares of Class B Common Stock, 25,794,930 shares of $0.001 par value Preferred Stock, with Preferred Stock designated as 8,936,015 shares of Series A Preferred Stock (“Series A Preferred Stock”), 4,707,501 shares of Series B Preferred Stock (“Series B Preferred Stock”), 6,666,666 shares of Series m Preferred Stock (“Series m Preferred Stock”), 333,334 shares of Series m-1 Preferred Stock (“Series m-1 Preferred Stock”), 1,660,756 shares of Series m-2 Preferred Stock (“Series m-2 Preferred Stock”) and 3,490,658 shares of Series m-3 Preferred Stock (“Series m-3 Preferred Stock”).

Preferred Stock

Other than a change of control or in a liquidation, dissolution or winding up of the Company whether voluntary or involuntary or upon the occurrence of a deemed liquidation event, the preferred stock is non-redeemable. As a result of the liquidation preference, the preferred stock was not classified as part of stockholders’ deficit in the accompanying balance sheets in accordance with ASC 480-10-S99, SEC Materials. The Company has excluded all series of preferred stock from being presented within stockholders’ deficit in the accompanying balance sheets due to the nature of the liquidation preferences.

Effective December 23, 2016, the Company was qualified by the SEC to offer up to 6,666,666 shares of Series m Preferred Stock to accredited and non-accredited investors in an offering pursuant to Regulation A of the Securities Act of 1933, as amended (the “Securities Act”). The offering commenced in January 2017 for up to $20 million of the Company’s Series m Preferred Stock pursuant to Regulation A at a price of $3.00 per share and closed at the end of 2017. The Company received net proceeds of approximately $18.2 million through the Regulation A offering as well as from private placement transactions. The Company entered into Series m-3 Preferred Stock Purchase Agreements with certain purchasers pursuant to which the Company issued and sold directly to the purchasers an aggregate of 1,038,571 and 410,972 shares of the Company’s Series m-3 Preferred Stock in December 2017 and the first half of 2018, respectively, par value $0.001 per share, at a price of $3.50 per share. The Company received net proceeds of approximately $3.6 million and $1.4 million in December 2017 and the first half of 2018, respectively.

In January and February 2018, the Company converted 1,327,423 shares of Series m Preferred Stock into shares of Series m-2 Preferred Stock at a 1:1 conversion ratio. In January 2018, the Company issued 333,333 shares of Series m-2 Preferred Stock, par value $0.001 per share, at a price of $3.00 per share.

All classes of preferred stock have a par value of $0.001 per share.

Conversion Rights

Each share of Series A Preferred Stock, Series B Preferred Stock and Series m-2 Preferred Stock (collectively known as “Super Voting Preferred Stock”) is convertible at the option of the holder at any time after the date of issuance of those shares into fully paid non-assessable shares of Class B Common Stock. Each share of Series m, Series m-1 and Series m-3 Preferred Stock (collectively known as “Ordinary Preferred Stock”) is convertible at the option of the holder at any time after the date of issuance of such shares into fully paid non-assessable shares of Class A Common Stock. Both Super Voting Preferred Stock and Ordinary Preferred Stock will be automatically converted into fully paid non-assessable shares of Class A Common Stock (i) immediately prior to an IPO, or (ii) upon receipt by the Company of a written request for such conversion from the holders of a majority of the preferred stock then outstanding and voting as a single class on an as-converted basis.

The holders of the Series A, Series B, Series m and Series m-3 Preferred Stock are entitled to voting rights equal to the number of shares of common stock into which each share of preferred stock could be converted at the record date for a vote, except as otherwise required by law, and has voting rights and powers equal to the voting rights and powers of the common stockholders. Super Voting Preferred stockholders vote on an as converted to Class B Common Stock basis and Class B Common Stock are entitled to ten votes for each share of Class B Common Stock held. Ordinary Preferred stockholders are entitled to one vote for each share of Class A Common Stock held. Class A and Class B Common stockholders vote together as one class on all matters. The holders of the preferred stock, the Class A Common Stock and Class B Common Stock vote together and not as separate classes.

20

NOTE 6: Capital stock and warrants (Cont.)

Dividends

The holders of the outstanding shares of preferred stock are entitled to receive dividends, when, as and if declared by the Board of Directors, out of any assets at the time legally available payable and in preference and priority to any declaration or payment of any dividend on the common stock of the Company. Dividends would be payable at the following non-cumulative dividend rates: $0.0536 and $0.1224 per share for Series A Preferred Stock and Series B Preferred Stock, respectively, $0.1800 for Series m, Series m-1 and Series m-2 Preferred Stock, and $0.2100 for Series m-3 Preferred Stock. No distributions will be made to the Series A Preferred Stock and Series m-3 Preferred Stock unless dividends on the Series B Preferred Stock, Series m Preferred Stock, Series m-1 Preferred Stock and Series m-2 Preferred Stock have been paid or payment has been set aside for payment to them. No distributions will be made to the Series m-3 Preferred stockholders until the Series A Preferred stockholders have been paid or payment has been set aside for payment. No distributions will be made to the common stockholders unless all declared dividends on the Series m-3 Preferred Stock have been paid or payment has been set aside for payment. The right to receive dividends is not cumulative. No dividends were declared through June 30, 2018.

Liquidation Rights

The preferred stockholders have liquidation preferences over the common stockholders in the amount of $0.8932 and $2.0401 for the Series A Preferred Stock and Series B Preferred Stock, respectively, $3.00 per share for the Series m Preferred Stock, Series m-1 Preferred Stock and Series m-2 Preferred Stock and $3.50 per share for the Series m-3 Preferred Stock. The liquidation preferences totaled $43,548,738 and $41,110,337 as of June 30, 2018 and December 31, 2017, respectively.

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Series B, Series m, Series m-1 and Series m-2 Preferred Stock are entitled to receive, prior and in preference to any distribution of any of the assets of the Company of the holders of Series A and Series m-3 Preferred Stock or common stock, an amount per share equal to their respective liquidation preferences and all declared and unpaid dividends on such shares, if any. If upon the occurrence of such event, the assets and funds distributed among the holders of the Series B, Series m, Series m-1 and Series m-2 Preferred Stock are insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then, the entire assets and funds of the Company legally available for distribution are to be distributed with equal priority and pro rata among the holders of the Series B, Series m, Series m-1 and Series m-2 Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive. After such payment has been made to the holders of Series B, Series m, Series m-1 and Series m-2 Preferred Stock, the holders of Series A Preferred Stock are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of common stock or Series m-3 Preferred Stock, amounts per share equal to the liquidation preference specified for each share of Series A Preferred Stock and all declared but unpaid dividends on such shares. If upon the occurrence of such event, the assets and funds distributed among the holders of the Series A Preferred Stock are insufficient to permit the payment to such holders of the full preferential amounts, then the entire assets and funds of the Company legally available for distribution to Series A Preferred stockholders are to be distributed with equal priority and pro rata among the holders of the Series A Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive. After the holders of the Series B, Series m, Series m-1, Series m-2 and the Series A Preferred Stock have been paid in full, the holders of the Series m-3 Preferred Stock will be entitled to receive, prior and in preference to any distribution of the assets of the Company to the holders of common stock. After such payments have been made to the holders of all convertible preferred stock, no further payments shall be made to the holders of the convertible preferred stock and any remaining assets of the Company shall be distributed with equal priority and pro rata among the holders of the Company’s common stock.

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NOTE 6: Capital stock and warrants (Cont.)

Common Stock

Pursuant to the amended and restated certificate of incorporation filed in December 2016, all shares of common stock outstanding were converted to Class B Common Stock. The holders of common stock have liquidation rights to receive any of the Company’s remaining assets on a pro-rata basis only following full payment of the preferential amounts payable with respect to convertible preferred stock. Each share of Class B Common Stock is convertible into one fully paid and non-assessable share of Class A Common Stock at the option of the holder at any time. Each share of Class B Common Stock will automatically convert into one fully paid and non-assessable share of Class A Common Stock upon the sale, assignment, transfer or disposition of the share or any interest in the share.

Warrants

On April 10, 2015, the Company issued warrants to purchase 44,500 shares of common stock in connection with the 2015 Loan Agreement (that matured in October 2016). The exercise price for the common stock warrants is $0.25 per share. The Company determined the fair value of these warrants using the Black-Scholes option pricing model and determined that the fair value of the warrant was de minimis. As a result, the Company did not record an adjustment to additional paid-in capital for the value of the warrants. The warrants expire in April 2025 and are subject to automatic conversion if the fair value of the Company’s stock exceeds the exercise price as of the expiration date.

On November 7, 2016, the Company issued warrants to purchase 53,918 shares of Series B Preferred Stock in connection with a Loan and Security Agreement (see Note 4 – Debt Obligations). The exercise price for the Series B Preferred Stock warrants is the lower of (1) the lowest price per share paid by new cash investors in the next round of financing, (2) the initial offering price per share to the public in a Qualified IPO of the Company, (3) the Regulation A Price, or (4) $2.0401 per share. The warrants issued qualify as liability instruments as the warrants are exercisable into Series B Preferred Stock, which are redeemable upon a change of control or any liquidation or winding up of the Company, whether voluntary or involuntary. The warrants expire in November 2026 or two years following qualifying events and are subject to automatic conversion if the fair value of the Company’s stock exceeds the exercise price as of the expiration date. In lieu of exercising Series B Preferred Stock warrants, if the fair value of one share is greater than the exercise price (at the date of calculation), the warrants may be exchanged for a number of Series B Preferred Stock shares.

On February 8, 2017, the Board of Directors approved the issuance of a warrant to the Company’s exclusive placement agent in connection with the Regulation A Issuer Agreement between the Company and the placement agent as partial consideration for services rendered in connection with the Company’s Regulation A offering in which the Company sold Series m Preferred Stock. The warrant was for the purchase of up to 5% of the number of securities issued (or issuable) to prospects in the Regulation A offering or up to a maximum of 317,460 shares of Series m Preferred Stock at an exercise price equal to the price per share paid by the prospects in the offering. The expiration date of the warrant is five years from the qualification of the offering with the SEC. On December 17, 2017, the measurement date, the Company issued the Series m-1 warrant to the placement agent for the right to purchase 266,961 shares of the Company’s Series m-1 Preferred Stock at an exercise price of $3.00 per share with an expiration date of December 23, 2021. The Company currently has no shares of Series m-1 Preferred Stock issued or outstanding. The warrants issued qualify as liability instruments as the warrants are exercisable into Series m-1 Preferred Stock which are redeemable upon a change of control or any liquidation or winding up of the Company whether voluntary or involuntary. The warrants have been classified as a noncurrent liability on the Company's balance sheets and were recorded as a component of the issuance costs related to the Regulation A offering. The Series m-1 warrant is valued at market at the end of every reporting period until the warrant is exercised or expires with the change in fair value being recorded in other income/(expense) on the Company’s statements of operations.

On December 19, 2017, the Company issued warrants in connection with the Company’s Series m-3 financing under Regulation D to purchase an aggregate of 1,038,571 shares of the Company’s Series m-3 Preferred Stock. The warrants have an exercise price of $4.00 per share and expire on the earlier of: a) two years from the date of the warrant; b) the acquisition of the Company by another entity by means of any transaction or series of transactions to which the Company is a party or sale, lease or disposition of all or substantially all of the assets of the Company, or c) immediately prior to the closing of an initial public offering pursuant to an effective registration statement filed under the Securities Act covering the offering and sale of the Company’s common stock. The warrants issued qualify as liability instruments as the warrants are exercisable into Series m-3 Preferred Stock which are redeemable upon a change of control or any liquidation or winding up of the Company whether voluntary or involuntary. The warrants have been classified as a noncurrent liability on the Company's balance sheets and were recorded as a component of the issuance costs related to the Series m-3 Preferred Stock. The Series m-3 warrant is valued at market at the end of every reporting period until the warrant is exercised or expires with the change in fair value being recorded in other income/(expense) on the Company’s statements of operations.

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NOTE 6: Capital stock and warrants (Cont.)

On January 16, 2018, March 16, 2018, and June 20, 2018, the Company issued warrants in connection with the Company’s Series m-3 financing to purchase an aggregate of 410,972 shares of the Company’s Series m-3 Preferred Stock. The warrants have an exercise price of $4.00 per share and expire on the earlier of: a) two years from the date of the warrant; b) the acquisition of the Company by another entity by means of any transaction or series of transactions to which the Company is a party or sale, lease or disposition of all or substantially all of the assets of the Company, or c) immediately prior to the closing of an initial public offering pursuant to an effective registration statement filed under the Securities Act covering the offering and sale of the Company’s common stock. The warrants issued qualify as liability instruments as the warrants are exercisable into Series m-3 Preferred Stock which are redeemable upon a change of control or any liquidation or winding up of the Company whether voluntary or involuntary. The warrants have been classified as a noncurrent liability on the Company's balance sheets and were recorded as a component of the issuance costs related to the Series m-3 Preferred Stock. The Series m-3 warrant is valued at market at the end of every reporting period until the warrant is exercised or expires with the change in fair value being recorded in other income/(expense) on the Company’s statements of operations.

In connection with the Term Loan Agreement entered into in May 2018 (see Note 4 – Debt Obligations), the Company issued a warrant to purchase 77,413 shares of Class B Common Stock. The warrant has an exercise price of $1.26 per share and expires on the earlier of ten years from the date of the warrant and is subject to automatic conversion if the fair value of the Company’s stock exceeds the exercise price as of the expiration date. The Company determined the fair value of this warrant using the Black-Scholes option pricing model. The fair-value of the Series B warrant of $79,645 was recorded as a discount to the underlying loan at the execution date of the Term Loan Agreement resulting in the recognition of interest expense in the amount of $6,250 during the six months ended June 30, 2018.

NOTE 7:  Income Taxes

The Company’s semiannual provision for income taxes is based on an estimated annual income tax rate. The Company’s semiannual provision for income taxes also includes the tax impact of certain unusual or infrequently occurring items, if any, including changes in judgment about valuation allowances and effect of changes in tax laws or rates, in the semiannual period in which they occur. The realization of tax benefits of net deferred tax assets is dependent upon future levels of taxable income, of an appropriate character, in the periods the items are expected to be deductible or taxable. Based on the available objective evidence, the Company does not believe it is more likely than not that the net deferred tax assets will be realizable. Accordingly, the Company has provided a full valuation allowance against net deferred tax assets as of June 30, 2018 and December 31, 2017. The Company intends to maintain the full valuation allowance on net deferred tax assets until sufficient positive evidence exists to support a reversal of, or decrease in, the valuation allowance.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts Jobs Act (the “Tax Act”). The Tax Act significantly impacted future ongoing U.S. corporate income tax by lowering corporate income tax rate from 35% to 21% effective January 1, 2018. This change in tax rate resulted in a reduction in the Company’s net U.S. deferred tax assets before valuation allowance by $3.0 million in the year ended December 2017, which was fully offset by the valuation allowance. Further guidance may be forthcoming from the FASB and the SEC, as well as regulations, interpretations and rulings from federal and state tax agencies, which could result in additional impacts. The income tax expense for the six months ended June 30, 2018 did not reflect any adjustment to the impact of the Tax Cuts and Jobs Act enactment that we recorded during the year ended December 31, 2017.

In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (SAB 118), which allows companies to record provisional amounts during a measurement period not to extend beyond one year of the enactment date, i.e. through the end of 2018. Further guidance from the Financial Accounting Standards Board and the SEC, as well as regulations, interpretations and rulings from federal and state tax agencies, may change the accounting treatment of the provisional tax liability.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. Due to the Company’s net operating loss carryforwards, all tax years since inception remain subject to examination by federal and California tax authorities. The Company is not currently under audit in any major tax jurisdiction.

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NOTE 8: Related parties and related party transactions

One of the Company’s vendors, Konica Minolta, Inc. (“Konica Minolta”), is a stockholder of the Company. Konica Minolta provides the Company with repair services to its ADMs. The Company has paid to Konica Minolta $248,554 and $142,092 in service fees for the six month period ended June 30, 2018 and year ended December 31, 2017, respectively. The Company had payables of $41,102 and $55,050 owed to Konica Minolta as of June 30, 2018 and December 31, 2017, respectively.

NOTE 9: Commitments and contingencies

Leases

The Company leases facilities for office space under non-cancelable operating. The Company leases space for its corporate headquarters in Mountain View, California through August 2023.

Legal matters

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business, however no such claims have been identified as of June 30, 2018 that would have a material adverse effect on the Company’s financial position, results of operations or cash flows.

The Company from time to time enters into contracts that contingently require the Company to indemnify parties against third party claims. These contracts primarily relate to: (i) arrangements with customers which generally include certain provisions for indemnifying customers against liabilities if the services infringe a third party’s intellectual property rights, (ii) the Regulation A Issuer Agreement where the Company may be required to indemnify the placement agent for any loss, damage, expense or liability incurred by the other party in any claim arising out of a material breach (or alleged breach) as a result of any potential violation of any law or regulation, or any third party claim arising out of any investment or potential investment in the offering, and (iii) agreements with the Company’s officers and directors, under which the Company may be required to indemnify such persons from certain liabilities arising out of such persons’ relationships with the Company. The Company has not incurred any material costs as a result of such obligations and has not accrued any liabilities related to such obligations in the financial statements at June 30, 2018.

Other matters

As part of the Protecting Americans from Tax Hikes Act of 2015 (the PATH Act), certain eligible companies have the ability to convert a portion of their research tax credits to offset payroll tax liabilities. As of June 30, 2018, the Company converted $432,000 of its federal research and development credits to be utilized as an offset against future payroll taxes of which $220,000 is included in prepaid expenses and other current assets and $212,000 is included in other assets in the Company’s balance sheet with an offset to cost of payroll services. Due to the uncertainty around the realization of the credit, the Company recorded a reserve of $64,800 against the anticipated benefit.

NOTE 10: Subsequent events

On July 9, 2018, the Company amended and restated its Certificate of Incorporation. Under the amended and restated Certificate of Incorporation, the Company was authorized to issue a total of 159,169,930 shares three classes of stock, each with a par value of $0.001 , consisting of 94,000,000 shares of Class A Common Stock and 30,000,000 shares of Class B Common Stock, 35,169,930 shares of $0.001 par value Preferred Stock, with Preferred Stock designated as 8,936,015 shares of Series A Preferred Stock, 4,707,501 shares of Series B Preferred Stock, 6,666,666 shares of Series m Preferred Stock, 333,334 shares of Series m-1 Preferred Stock, 1,660,756 shares of Series m-2 Preferred Stock, 3,490,658 shares of Series m-3 Preferred Stock and 9,375,000 shares of Series S Preferred Stock.

On July 11, 2018, the Company commenced an offering of up to $50 million of its Series S Preferred Stock pursuant to Regulation D, to raise additional capital for operations. The offering is to sell up to 6,250,000 shares of Series S Preferred Stock, which are convertible into shares of Class A Common Stock, at a price of $8.00 per share.

Management has evaluated subsequent events through September 27, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

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Item 4. Exhibits.

The documents listed in the Exhibit Index of this report are incorporated by reference, as indicated below.

Exhibit Number	Description	Filed/ Furnished/ Incorporated by Reference from Form	Incorporated by Reference from Exhibit No.	Date Filed

2.1	Amended and Restated Certificate of Incorporation	1-U	2.1	July 10, 2018
2.2	Bylaws	1-A/A	2.2	December 7, 2016
4	Form of Subscription Agreement	1-A/A	4	December 7, 2016
6.1	2014 Equity Incentive Plan	1-A/A	6.1	December 7, 2016
6.2	2016 Equity Incentive Plan	1-A/A	6.2	December 7, 2016
6.3	Loan and Security Agreement dated as of May 23, 2018, as amended	1-U	6.1	June 4, 2018
6.4	Lease Agreement dated April 1, 2017 between Terra Bella Partners LLC and the Company	1-SA	6.4	September 29, 2017
6.5	Lease Agreement dated January 14, 2018 between Terra Bella Partners LLC and the Company, as amended February 6, 2018	1-K	6.5	April 30, 2018

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Mountain View, California, on September 27, 2018.

Knightscope, Inc.

/s/ William Santana Li
By William Santana Li, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer and in the capacities and on the date indicated.

/s/ William Santana Li

By William Santana Li, as Chief Executive Officer and Sole Director

Date: September 27, 2018

/s/ Marina Hardof

By Marina Hardof, as Chief Financial Officer and Principal Accounting Officer

Date: September 27, 2018

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